Filed by Morgan Stanley

(Commission File No.: 1-11758)

 Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

 of the Securities Exchange Act of 1934

Subject Company: E*TRADE Financial Corporation

 (Commission File No.: 001-11921)

The following is a transcript of the participation of Jonathan M. Pruzan, Chief Financial Officer and an Executive Vice President of Morgan Stanley, at the Credit Suisse Financial Services Forum held on February 27, 2020, a webcast of which became publicly available on February 28, 2020:

PRESENTATION

Susan Roth Katzke - Credit Suisse AG, Research Division - MD & Senior Analyst

Okay. You're my last one of the day. It might be a dangerous position. However, I am very happy to have with me as our next presenter Jon Pruzan, the CFO of Morgan Stanley; and also Head of Investor Relations, I don't know where she's at, Sharon Yeshaya. We're going to go right into a fireside chat. But first, before we start, I need to read the following disclaimer.

The discussion may include forward-looking statements, which reflect Morgan Stanley's management's current estimates and are subject to risks and uncertainties that may cause actual results to differ materially. This discussion, which is copyrighted by Morgan Stanley and may not be duplicated or reproduced without their consent, is not an offer to buy any security.

So with that behind us...

Jonathan M. Pruzan - Morgan Stanley - CFO & Executive VP

Yes, thank you.

QUESTIONS AND ANSWERS

Susan Roth Katzke - Credit Suisse AG, Research Division - MD & Senior Analyst

We will, of course, spend time on last week's acquisition of E*TRADE. But let's start at the top first, and let's talk a little bit about strategy and revisit the 2-year plan and the 2-year targets that you set back in January of this year. Because when I think back to that moment, I absolutely expected Morgan Stanley to raise their targets this year. But the amount of the increase went up and over what my expectations were.

And so I'm curious, as we talk about that, as you sat down as a management team and thought about where you were taking these targets, what were the biggest points of debate along the way to those targets? And what were the important drivers of confidence in getting there?

Jonathan M. Pruzan - Morgan Stanley - CFO & Executive VP

I'll go in reverse order. I think in terms of confidence, it was just, where we're coming, '18 and '19, strong years, generally, very constructive markets, not necessarily every month or every quarter but generally a positive trend in terms of both the momentum in our businesses, the scale of our businesses, our market positions, the stability of the brand and just a lot of good things that we had going on within the company.

So in terms of just our confidence levels, we felt very good about our market position and sort of where we stood. When we looked out into 2020 and potentially 2021, we thought that we would be in a more challenging revenue environment potentially, putting aside, obviously, what's going on in the last couple of days. But if you just looked at some of the macro indicators and GDP growth and looked at different parts of the world and different regions, we thought we'd be in a slightly more challenging revenue growth environment.

We obviously took some actions at the end of '19 to right size the expense base to position ourselves for that environment. And we looked across the businesses, we looked at our positions, we looked at our pipelines, we looked at where we had momentum, where we were investing and where we had the ability to save some money, and we just sort of penciled those out in a sort of slow revenue growth environment what we think we can do on expenses and where do we think we can gain share, and sort of those 13% to 15% ROTCE target sort of fell out of that. We felt, again, good about where we were. And we feel good about the targets. And then, obviously, within Wealth and also the efficiency ratio, they just sort of fell out of that exercise as well. So...

Susan Roth Katzke - Credit Suisse AG, Research Division - MD & Senior Analyst

And just to be clear, when you set those targets, were those inclusive of the benefit of E*TRADE?

Jonathan M. Pruzan - Morgan Stanley - CFO & Executive VP

No. They were not inclusive of the benefit of E*TRADE. They were not in consideration of E*TRADE. Those were based on what we were seeing at the time. And obviously, we're going to revisit those at the appropriate time. We're hopeful that the deal closes in the fourth quarter, and then, obviously, we'll come back.

Susan Roth Katzke - Credit Suisse AG, Research Division - MD & Senior Analyst

Perfect. Okay. So within that, that kind of 2-year strategy and continuing along the path that the Firm has been on, you've articulated a very clear determination to shift the business mix further in favor of Wealth and Investment Management. But across all the businesses implied, and you've touched on this already a little bit, is the implication you're going to do more and do it a little bit better business by business? So if we could actually drill down in terms of the ROTCE benefit business by business how you get there and what it is that you're doing better, and why don't we start with Institutional Securities?

Jonathan M. Pruzan - Morgan Stanley - CFO & Executive VP

Sure. Specifically?

Susan Roth Katzke - Credit Suisse AG, Research Division - MD & Senior Analyst

Please.

Jonathan M. Pruzan - Morgan Stanley - CFO & Executive VP

Yes. I'm going to start somewhere else, just to be fair. No, I'm going to go back to the first question, and then I'll go to the individual businesses. But we have clearly made an effort to remix the balance of the revenue and the balance of the business more towards Wealth and IM for quite some time for the durability of those revenues, sort of balance sheet light, capital light, and we've been doing it in a way, in a fashion that we weren't in any way diminishing the importance, the relevance and the strength of our ISG business.

We obviously took some very important actions in '15 to restructure Fixed Income. But broadly speaking, we have been very conscious about how we remix the revenues. ISG is part of the DNA and the history of the firm, and it fits very well with the other parts of the business. And so we've been able to continue to shift the revenue mix. And obviously, E*TRADE takes that another step forward, potentially up to about 57% versus, call it, 25% or 26% 10 years ago. So that has been a conscious effort. We like the businesses we're in. We continue to believe that we can continue to shift that mix without shrinking the size of -- or the importance of our ISG business.

And then in terms of just businesses, clearly, within ISG, over the last 5-year period, we've taken revenues from $16 billion-odd to $20 billion. So we've grown revenues by 25%, and we've grown our PBT by over 60%. This business still has significant operating leverage. We were able to gain share in a shrinking market. About 8 points of share was lost by the Europeans. We picked up about half of that share. Sorry. And I think we feel very comfortable with the shares that we have. We continue to believe there's opportunity and, again, longer-term opportunity in Asia as a real growth opportunity. We have a very good presence there. And we like the positions in our market shares broadly.

Now when we think about sort of the future, we generally think that revenue pools that GDP in the U.S. is going to grow 2-odd percent. We would expect revenue pools to grow sort of in line with that. And then the combination of that and some market share gains continues to improve that business.

IM, you've seen from a lot of the presentations we made in the past, significant new product innovation. We've added lots of new products over the last 3 years that have really driven both AUM growth and revenue growth. We're going to continue to do that. We've got CLOs coming online. We did our first one in the fourth quarter. We've got some private credit businesses that we're launching, so we'll continue to grow that business organically. And if you just look at the metrics of just -- put aside the investment revenue for a second. If you just look at the fee revenue from AUM, we grew that about 7% last year. And I would say that that's sort of top of the industry. And we'd expect to continue to grow -- excuse me, organically in that business. And then we did the Mesa West deal a couple of years ago, and we continue to look for a nice sort of niche-y sort of fill-ins or capabilities or products that we think we can enhance the overall franchise, and we'll continue to do that.

And then obviously, Wealth, we've made a big statement last week about how we feel about that business. And we really think that this is sort of

-- just puts the business at a whole different level. Obviously, the capabilities that we're bringing on with E*TRADE allows us to sort of -- across all 3 acquisition channels, so the FA channel, the advisory channel; the workplace channel; and the direct channel. And then we have all the tools and the capabilities and the functionality to now support the entire spectrum of Wealth customers, and we're really excited about it.

Susan Roth Katzke - Credit Suisse AG, Research Division - MD & Senior Analyst

Well, so let's stay with Wealth Management for a minute, and then we'll start on to E*TRADE a little bit. And in terms of putting it into the ROTE kind of picture and what it adds beyond these channels and the services and the revenue opportunity. It has -- it should have a pretty material benefit to you from an ROTE standpoint firm-wide in reducing your capital requirement. And we made our own estimate that it's about a 50 to 75 basis point potential reduction in the SCB fully phased in. So let's talk about that a little bit.

Jonathan M. Pruzan - Morgan Stanley - CFO & Executive VP

Okay. Sure. Not why we did it. Again, we did it because I think it really brings our Wealth business to an entire -- it sort of puts us in a much different position to service the full spectrum of the wealth customer. And there's a lot of different opportunities when you talk some more about the revenue opportunities. It clearly will be helpful, as we see it, to the CCAR process. It's just -- as a factual matter, it's additive to our CET1 ratio at closing by about 30 basis points.

The way the CCAR process works at least this year, we'll obviously have a separate model for E*TRADE. We'll be able to incorporate that in post the closing, which we estimate to be the end of the year. And so we'll get the benefit of the E*TRADE dynamic and revenue stream in the model post 1/1/2021. It should be additive to the PPNR. They certainly don't have a lot of credit risk or market risk on the balance sheet. And they also have a securities portfolio that will generally get marked up given the rate pass in the scenario. So it should be additive. Whether it's 50 or 75 basis points, I'm not going to comment on that. But it should certainly improve our CCAR and stress-testing profile if there is an SCB, which we still haven't seen yet. We're still waiting for the directions for CCAR, and so we'll obviously have to see how that develops in the next couple of days, I assume.

Susan Roth Katzke - Credit Suisse AG, Research Division - MD & Senior Analyst

That's what it sounds like. And we're going to assume that we're going down that path. So I'm curious, you just said that this isn't why you did the deal, but it's certainly very helpful to have a transaction that not only search -- suits your purposes strategically but is going to work in favor of reducing firm-wide capital requirement because the only way to get to a very competitive return on tangible common equity over time is to get that capital requirement down. And so this puts you probably closer to 14% than 15%-plus. And I'm curious how important do you think it is to work that 14% down further over time to get to your return target.

Jonathan M. Pruzan - Morgan Stanley - CFO & Executive VP

Well, again, I think there are lots of strategic reasons why we did the transaction. Capital clearly was one of them -- or is one benefit of the transaction. And I think the way that we think about our capital profile is, obviously, we have a CET1 currently that's over 16%. We believe that, that number should be lower. But more importantly is the return on our tangible common equity. And so if we can drive appropriate returns with that capital level, it becomes less important. If we can't, obviously, it becomes more important. And we put out targets of 13% to 15% for 2 years. We put out 15% to 17% longer term. Again, they were not in contemplation of the E*TRADE transaction. What we mentioned on the call last week, that this deal should add north of 100 basis points of ROTCE return when it's fully phased in, so it obviously does improve our overall profile. But we, again, believe that we can get to those targets, that the longer-term aspirational targets probably required a different environment than sort of slow revenue growth, no capital change to the requirements. And so we feel, again, pretty confident that we're on the right path towards, a, hitting our 2-year targets and then, longer term, getting to higher targets than the 13% to 15%.

Susan Roth Katzke - Credit Suisse AG, Research Division - MD & Senior Analyst

And if we stay with the acquisition theme a little bit, and then we'll talk synergies E*TRADE. But I think it was -- I read into the January presentation that there was an appetite to make additional acquisitions. And I don't think that you or James have been quiet about an intention to add on in the Investment Management business, right? You've been pretty open about this.

Jonathan M. Pruzan - Morgan Stanley - CFO & Executive VP

Right. No. You didn't have to read into it. We actually said it.

Susan Roth Katzke - Credit Suisse AG, Research Division - MD & Senior Analyst

No, there wasn't much reading between the lines. You were pretty open.

Jonathan M. Pruzan - Morgan Stanley - CFO & Executive VP

So as we say, we have been pretty -- listen, we did 2 small deals. The last couple of years, we came out of a situation where we obviously had to get our own organization in shape. We did 2 small deals, 1 in each space. We felt very good and confident about our ability to integrate transactions. We have -- obviously, have the Smith Barney experience that we learned a lot from, and we thought we did a very nice job integrating that business. And so we were clearly focused on looking at inorganic opportunities in both Wealth and IM, and this became available and we took advantage of it.

Susan Roth Katzke - Credit Suisse AG, Research Division - MD & Senior Analyst

So are you done? Or is there appetite on the Investment Management side still? Or does this really kind of take the majority of management's time to integrate correctly at present?

Jonathan M. Pruzan - Morgan Stanley - CFO & Executive VP

No, I don't think we're done. It's going to take a lot of time. Although, again, it's predominantly -- not predominantly -- virtually all within the Wealth Management space, so it's going to take a significant amount of time from Wealth Management senior leadership as well as a firm leadership.

I think we've always said that within ISG, we're not really interested in from an acquisitive standpoint in that space. So I would say ISG and Wealth are probably off the table for a while -- excuse me, Wealth is off the table for a while. And I think IM will continue to look for those opportunities that either bring us product capability or some geography or something that we think we can integrate. We understand culture very well, and we understand how difficult it is to integrate large transactions in that space, so we're going to be very disciplined around it. And we've been focused on sort of the smaller opportunities.

Susan Roth Katzke - Credit Suisse AG, Research Division - MD & Senior Analyst

Okay. So let's talk a little bit about some of the E*TRADE synergies. And seeing as you're the CFO, let's focus on the funding cost in this space in particular, to start. You outlined $150 million of funding cost synergies that seem to be relatively easy to achieve. So it's over 2 years. So let's talk about why it takes 2 years.

Jonathan M. Pruzan - Morgan Stanley - CFO & Executive VP

Right. Well, again, we did say $150 million of funding synergies. And what we were describing were really 2 buckets. But we're really talking about sort of day 1, looking at their balance sheet, their mix of business -- or excuse me, their liability mix and their asset mix and ours and what we thought we can do to optimize that. And we said we thought that was $150 million.

And those were really 2 buckets. One was sort of -- they have $18 billion off-balance sheet. We would bring those on balance sheet, and that would represent about half of those savings. And what I mean, obviously, when you bring those on balance sheet, those -- they were getting paid for those deposits. You sort of lose that investment income, but we should be able to replace our wholesale funding with a cheaper source of funds, so we'll get a pickup on that side. And then the other was really around sort of the HQLA optimization exercise that we'll go through. We have a significant portion of our liabilities, our deposits or our wholesale deposits within the bank supporting low-yielding securities, and that's really to have contingent liquidity that's at a negative spread. We can actually use the liabilities and assets of E*TRADE to replace that.

And the reason why it takes time is because there's terms to a lot of our liabilities. Whether they're CDs or other things, they don't -- you can't instantly turn it, but we can do it reasonably quickly, which is why we said within 2 years we'll be able to get all of those savings. And for example, the cost savings, we said over 3 years because that will take a little bit more time. But that's sort of day 1 -- not really day 1 but based on the current existing balance sheet.

On the call, I also mentioned, we've been growing our Wealth Management lending portfolio and, more broadly, our lending portfolio. But certainly, within Wealth Management, sort of mid-single digits, in terms of growth rates. So we've been adding $7 billion, $8 billion of loans a year to that portfolio. We have generally over the last couple of years been funding that with mostly wholesale bank liabilities. One of the nice things about E*TRADE -- one of the many nice things about E*TRADE is their ability to generate cash, customer cash and deposits from their workplace business. They've captured about 15% of that cash. So they have been growing their low-cost stable deposits by sort of $7 billion or $8 billion a year. And if we can use those deposits to fund our loan growth as opposed to the wholesale, that's another incremental benefit, and we'll accrue that over time. But again, we think there's lots of different opportunities to generate incremental dollars across the combined platforms. And whether that's on the deposit side or, obviously, on the revenue side that we didn't try to quantify, but we do think there's lots of different opportunities.

Susan Roth Katzke - Credit Suisse AG, Research Division - MD & Senior Analyst

Okay. You just blew through all 4 of my questions on the balance sheet. It was perfect.

Jonathan M. Pruzan - Morgan Stanley - CFO & Executive VP

Okay, good.

Susan Roth Katzke - Credit Suisse AG, Research Division - MD & Senior Analyst

Okay. So then let's talk about operating efficiency a little bit and the cost savings versus the leverage and the realization of scale in here and so some of the specific drivers of pretax margin improvement. And let's talk about them kind of Wealth Management before E*TRADE and then with E*TRADE. Because you were getting into that 28% to 30% zone, and that, I assume, that was exclusive of the E*TRADE...

Jonathan M. Pruzan - Morgan Stanley - CFO & Executive VP

You keep asking. The target did not include...

Susan Roth Katzke - Credit Suisse AG, Research Division - MD & Senior Analyst

I'm just being clear.

Jonathan M. Pruzan - Morgan Stanley - CFO & Executive VP

The targets do not include the contemplation of doing a transaction like E*TRADE. We felt very comfortable that we would get to 28% to 30% over the next 2 years, and that comfort was driven by -- again, this is a fabulous business. It's a scale business. And if we look at the shape and the size of what we've been doing to that business, we've had -- we got a lot of tailwind. You've seen we've been able to grow revenues consistently without growing non-comp expenses, showing you the operating leverage. We've made significant investments in our technology around our Modern Wealth Management platform. And we would expect to see some benefits of those investments over the last several years. And most of that is really, again, around wealth held away, so bringing in more assets of our clients to manage, keeping our expense base quite tight on the non-comps. And then obviously, the grid is the grid. And we thought with that dynamic, and we've seen a continuation of the secular trend of brokerage assets or just generally assets flowing into fee-based accounts that we would get to the 28% to 30% over the normal course. As we said over and over again, every dollar of incremental revenue comes in at a higher margin. So that's just sort of a normal sort of march, if you will. If you can grow your revenues, you will grow your margin.

Susan Roth Katzke - Credit Suisse AG, Research Division - MD & Senior Analyst

And just to pick up on that point of the lower marginal costs, that would imply that you've shifted pretty materially to a fixed cost base in Wealth Management.

Jonathan M. Pruzan - Morgan Stanley - CFO & Executive VP

Well, I mean, again, there's 2 components. I mean there's comp and non-comp. And the comp is actually not -- the comp is very variable. It's, again, the vast majority. Not everyone is an FA and gets paid on the grid, but the vast majority of Wealth compensation is from a grid base. It's formulaic. It generally doesn't change at any given point. And we do make some adjustments every so often to the grid. We made some of those adjustments this year. But again, it is a variable cost. As there's more revenues generated in that business, the compensation moves up and down with that.

On the fixed side, we've done, I think, a really good job of sort of self-funding investments, if you will. So we -- where we want to make investments in that business, which has mostly been in the technology and the platforms that we use for our advisers and their ability sort of digitizing, if you will, a lot of the stuff that they do, and we've been able to self-fund that within Wealth by making other concessions and reinvesting that into the platform. So again, we've had a very -- we've done a very nice job of keeping the fixed expenses or the non-comp expense is flat. Comp is comp, but we also, as you know, we burned off the Smith Barney retention bonuses at the beginning of last year, so that obviously came out.

And so again, we feel very comfortable with the 28% to 30% margin target. That target will clearly change. As we said on the call, if you just combine the 2 companies even before synergies, you get to about a 30% margin in that business. So first, we'll get it closed, and then we'll come back. But this clearly -- their business was running at a 45%-plus margin. It's all Wealth. It will be folded into our Wealth business, and that will obviously have a benefit.

Susan Roth Katzke - Credit Suisse AG, Research Division - MD & Senior Analyst

Okay, perfect. Okay. So we're going to switch gears into the current market environment, which is obviously not an easy one to navigate given the last few days. But let's talk about how you're assessing what's going on in the macro as well as kind of where business activity was coming into the last week to 10 days.

Jonathan M. Pruzan - Morgan Stanley - CFO & Executive VP

I think like you've heard from others, activity levels -- and again, I'll bifurcate it, so let's just say until last week. Activity levels were quite strong in the beginning of the year. We -- I mean, generally, most -- in terms of if you look at client engagement, volumes, activity levels, transactions, we had a very healthy environment coming out of the end of '19 that continued into the beginning of 2020. And I would say -- and I'll go individually by business in a moment. But we had a very good start to the year. Obviously, we've seen a lot more volatility in the last 4, 5, 6 days. We'll have to see -- all of the short-term indicators are still pretty healthy. But we'll have to see if this is a real change in sentiment and a change in perspective. But right now, volumes continue to be healthy. Activity levels continue to be healthy, and we'll have to see if this has a material shift in how people think about the world. And we're no -- I'm no expert on the Coronavirus and how it spreads and what's going to happen, but I think it's too early to tell whether this persists. If it persists, it will have impact. If it doesn't, I think it will be relatively manageable.

So if you think about within businesses, ISG, again, Sales and Trading activity levels, balances, just activities for the last couple of months have been quite good. Volumes are still quite strong right now. Obviously, volatility is not helpful to some of the capital markets businesses that we're in. But on the one hand, we've had 4 or 5 days of volatility, so some of the IPOs that we would have launched, probably our day-to-day. On the flip side, converts and follow-ons are still getting done. So if this protracts, it will have an impact. But right now, it has sort of, again, selectively slowed things down as people look on a daily basis to see if there's an opportunity to take advantage of the markets.

We also did see a little bit of slowdown in the capital markets and some of our Investment Banking business, just broadly in Asia even before yesterday or last week as the things started to get a lot more attention just because traveling around in roadshows and things of that nature have gotten a lot more complicated. That being said, we've done a couple of deals actually based on just Internet or webcasting things. And so we'll see how the market reacts to that.

Wealth Management, same thing. We've seen a lot of good engagement. December was a good month as we said on the earnings call. I think you've seen some E*TRADE and some others around the statistics around retail engagement and activity, we were seeing the same things. We continue to see nice flows into our advisory-based products. Deposits were stable. Lending growth was good. So again, we'll have to see whether this is a short-term phenomenon or a longer one.

And then IM, again, we had really nice flows in the first couple of months. And we feel very good about the shape and the position of that business, and performance has been quite good.

Susan Roth Katzke - Credit Suisse AG, Research Division - MD & Senior Analyst

So I gather, just coming back to Wealth Management for a minute, that you're not seeing a material buildup of cash in the portfolio at this point.

Jonathan M. Pruzan - Morgan Stanley - CFO & Executive VP

It's been -- no.

Susan Roth Katzke - Credit Suisse AG, Research Division - MD & Senior Analyst

Too early.

Jonathan M. Pruzan - Morgan Stanley - CFO & Executive VP

It's too early. And that could be an ultimate outcome. Going into last week, I think, again, we saw a lot of client engagement. The calendar was good. We had -- if you think back over a longer period of time, a couple of years ago, '18, we saw a significant -- any sort of money that came in sort of went into the equities market. And then that slowed down, and then it started going into fixed income and then started going into short-term fixed income. It's now, towards the end of last year and the beginning of this year, started to shift back into equities. But again, we'll have to see. I think the -- I mean there's generally a lag effect on the retail, and we just haven't been in the market long enough to have that impact.

Susan Roth Katzke - Credit Suisse AG, Research Division - MD & Senior Analyst

Okay. Let me open it up for a minute and see if there are any questions in the audience. Steve?

Unidentified Analyst

(inaudible)

Jonathan M. Pruzan - Morgan Stanley - CFO & Executive VP

Okay, I'll repeat your question.

Unidentified Analyst

So I just wanted to know if you thought (inaudible)

Jonathan M. Pruzan - Morgan Stanley - CFO & Executive VP

Sure. I will shorten your question for those listening. Steve asked why we didn't use cash in the transaction. Is that fair?

Unidentified Analyst

That's fair.

Jonathan M. Pruzan - Morgan Stanley - CFO & Executive VP

Okay. So a couple of reasons -- And I think it's interesting because we've gotten a lot of questions around the tangible book value per share dilution, which we said was 10%. That's not how we looked at the transaction. Again, we looked at the transaction, what it did to our earnings profile, the stability of our firm, the durability of the earnings stream. The shift, again, to the 57% more capital-light, balance sheet-light businesses, and it is accretive, and it also met our other financial metrics. So we felt good about the overall totality of the financial impact of the firm.

But it's interesting because, obviously, if we use more cash, we'd have more tangible book value dilution, number one. Number two, we wanted and E*TRADE wanted stock. They wanted to participate in the growth of the company, number two. And number three, again, CCAR and the limitations of what we can and cannot do, we had an approved capital plan for a 4-quarter period. Obviously, if we were going to make a significant capital change to that plan, we would have to do something that would have been different from our original plan. And from our perspective, if we were using $1 of cash in the deal, we would probably have to suspend our buyback for that reason. So the accretion dilution, whether I use cash in the deal and then stop my buyback or use stock and still have my buyback is roughly -- not roughly, it is the same economic impact to EPS. And obviously, if I use cash upfront, I take a lot more tangible book value dilution.

As it turns out, obviously, we didn't expect the markets to get rolled like this given the virus. But we also said on the call that we would keep our buyback in place through the first and second quarter. There's obviously some limitations around volumes as well as blackout periods when the proxy is out, but we were going to continue to buy back stock in the market. And obviously, we fixed an exchange ratio where the stock was much higher, and we're now buying back the stock at a much lower level. So that's turned out to be a positive dynamic that we didn't expect. But again, we did it because it didn't dramatically change the EPS impact because, again, what we'd have to do with the buyback, and it allowed us to partner with a company who wanted to own our stock. So hopefully, that answers your question, Steve.

Susan Roth Katzke - Credit Suisse AG, Research Division - MD & Senior Analyst

Any other questions? Okay. So you brought up CCAR. It's one of my favorite topics...

Jonathan M. Pruzan - Morgan Stanley - CFO & Executive VP

It was an accident.

Susan Roth Katzke - Credit Suisse AG, Research Division - MD & Senior Analyst

Now you're stuck. So I think -- if I quote you correctly, you look forward to the transition to the new capital regime and expect Morgan Stanley be able to return excess capital to shareholders while continuing to invest for growth. I think it's...

Jonathan M. Pruzan - Morgan Stanley - CFO & Executive VP

That was in 2017 I said that.

Susan Roth Katzke - Credit Suisse AG, Research Division - MD & Senior Analyst

No, you've said that a couple of times.

Jonathan M. Pruzan - Morgan Stanley - CFO & Executive VP

Okay.

Susan Roth Katzke - Credit Suisse AG, Research Division - MD & Senior Analyst

So if I think about kind of where you're going with your share repurchase, where you're going with your capital requirements, it's all fairly favorable paths. But I also look at this year's scenarios and the global market shock. And obviously, these are just the scenarios. We haven't seen instructions. We haven't seen the Stress Capital Buffer. But what, if anything, do you read into a scenario where the global market shock is as severe as this one seems to be?

Jonathan M. Pruzan - Morgan Stanley - CFO & Executive VP

Yes. Well, again, the interesting dynamic about CCAR is it hasn't really changed that much in the last couple of years. I mean the severity of the test, it sort of spiked in '18, came down a little bit in '19. And the way I would look at it in totality -- or in the way we would look at it in totality, it's sort of very similar in severity to what we saw in 2018. Now it's going to impact different portfolios in different markets and different geographies. Clearly, the 10% unemployment that they have to get to, as unemployment is low, that impacts the real economy and what it does to the GDP rates -- or GDP, what it does to unemployment, and so consumer portfolios and things of that nature really get impacted probably differently. But I would say, overall, I would say that the global upfront market shock and the 9 paths were pretty comparable to last year.

As we've talked about in the past, we have a business model that's a little bit different than many of the other peers that get put through the model. Our Wealth business, as I just mentioned, not only is it big, we are trying to make it bigger. And we don't think it scores particularly -- well, we know it doesn't score particularly well in CCAR, and that has to do with the compensation arrangements we have in that business. So again, we'd like to see some improvement in that modeling, if you will, and we've engaged with our regulators on that.

But again, I think that the test itself is comparable to where we were last year. We obviously continue to build capital. With E*TRADE, as I said, I think it will be beneficial to the overall stress testing when we can phase that in on January 1. So within the context of the existing CCAR, we think that we can get -- or our hope is that over time, we get some more idiosyncratic modeling or adjustments to the modeling on the PPNR and we ultimately get to a CET1 world as opposed to a leverage world, and both of those things would be positive for Morgan Stanley.

Susan Roth Katzke - Credit Suisse AG, Research Division - MD & Senior Analyst

And I assume that model transparency, which ought to be coming with this year, is instructions and prior to the submission could only make you more encouraged about prospects?

Jonathan M. Pruzan - Morgan Stanley - CFO & Executive VP

I don't know if we get that transparency through the -- well, we might get SCB transparency, presumably. But we won't get model transparency, and we won't know whether models -- their models are more reflective of how we look at the world versus how they look at the world or whether there are any adjustments that would be made broadly to the industry models until we actually get the results back in June. And so I think we'll get some transparency with instructions, some transparency with results, and again, we'll have to see how those 2 things play out.

Susan Roth Katzke - Credit Suisse AG, Research Division - MD & Senior Analyst

But clearly, you ought to have more capacity for capital return this year?

Jonathan M. Pruzan - Morgan Stanley - CFO & Executive VP

Clearly, we should have more -- yes, we should -- again, based on the balance sheet and the shape of our risk profile, based on the -- what we have today, based on our ability to incorporate E*TRADE into our CCAR models, we'll have to see what the results are. But as I have said several times, we think E*TRADE helps our position in CCAR and stress testing. We've been building capital. And the test is roughly what it was last year.

Susan Roth Katzke - Credit Suisse AG, Research Division - MD & Senior Analyst

Okay.

Jonathan M. Pruzan - Morgan Stanley - CFO & Executive VP

Is that okay?

Susan Roth Katzke - Credit Suisse AG, Research Division - MD & Senior Analyst

That is okay. The clock is close enough to 0. I thank you for joining us. I know it's been a busy few weeks for you.

Jonathan M. Pruzan - Morgan Stanley - CFO & Executive VP

Thank you very much.

Susan Roth Katzke - Credit Suisse AG, Research Division - MD & Senior Analyst

Thank you so much.

Jonathan M. Pruzan - Morgan Stanley - CFO & Executive VP

Thank you.

Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between Morgan Stanley and E*TRADE (“E*TRADE”), Morgan Stanley and E*TRADE will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Morgan Stanley registration statement on Form S-4 that will include a proxy statement of E*TRADE that also constitutes a prospectus of Morgan Stanley and a definitive proxy statement/prospectus will be mailed to stockholders of E*TRADE. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF Morgan Stanley AND E*TRADE ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available), as well as other filings containing information about Morgan Stanley or E*TRADE, without charge at the SEC’s Internet website (http://www.sec.gov) or by contacting the investor relations department of Morgan Stanley or E*TRADE at the following:

Morgan Stanley	E*TRADE
1585 Broadway	671 North Glebe Road, Ballston Tower
New York, NY 10036	Arlington, VA 22203
Media Relations: 212-761-2448 mediainquiries@morganstanley.com Investor Relations: 1-212-762-8131	Media Relations: 646-521-4418 mediainq@etrade.com Investor Relations: 1-646-521-4406
investorrelations@morganstanley.com	IR@etrade.com

Participants in the Solicitation

Morgan Stanley, E*TRADE, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and executive officers of Morgan Stanley and E*TRADE, and their direct or indirect interests in the transaction, by security holdings or otherwise will be set forth in the proxy statement/prospectus and other relevant matters when they are filed with the SEC. Information regarding the directors and executive officers of Morgan Stanley is contained in Morgan Stanley’s Form 10-K for the year ended December 31, 2018 and its proxy statement filed with the SEC on April 5, 2019. Information regarding the directors and executive officers of E*TRADE is contained in E*TRADE’s Form 10-K for the year ended December 31, 2019 and its proxy statement filed with the SEC on March 26, 2019. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation
This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining required stockholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the acquisition, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period, (ii) the ability of Morgan Stanley and E*TRADE to integrate the business successfully and to achieve anticipated synergies, risks and costs, (iii) potential litigation relating to the proposed transaction that could be instituted against Morgan Stanley, E*TRADE or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm Morgan Stanley’s and E*TRADE’s business, including current plans and operations, (v) the ability of Morgan Stanley or E*TRADE to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the acquisition, (vii) continued availability of capital and financing and rating agency actions, (viii) legislative, regulatory and economic developments, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the acquisition that could affect Morgan Stanley’s and/or E*TRADE’s financial performance, (x) certain restrictions during the pendency of the acquisition that may impact Morgan Stanley’s or E*TRADE’s ability to pursue certain business opportunities or strategic transactions, (xi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors, (xii) dilution caused by Morgan Stanley’s issuance of additional shares of its common stock in connection with the proposed transaction, (xiii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (xiv) those risks described in Item 1A of Morgan Stanley’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K, (xv) those risks described in Item 1A of E*TRADE’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K and (xvi) those risks that will be described in the proxy statement/prospectus on Form S-4 available from the sources indicated above. These risks, as well as other risks associated with the proposed acquisition, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed acquisition. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Morgan Stanley’s or E*TRADE’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Morgan Stanley nor E*TRADE assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.